

December 10, 2010

Thomas M. Friel
Station Casinos LLC
1505 South Pavillion Center Drive
Las Vegas, Nevada 89135

> **Re:** **Station Casinos LLC**
> **Form 10**
> **Filed November 12, 2010**
> **File No. 000-54193**

Dear Mr. Friel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

2. Please explain to us why you are filing this Form 10 at this time.

3. We note that there are outstanding comments related to Station Casino, Inc.'s Form 10-K for the fiscal year ended December 31, 2009. Please note that we will not clear your Form 10 registration statement until these comments have been resolved.

4. We note your letter dated September 10, 2010 in which you agreed to include certain additional disclosures in Station Casino, Inc.'s Form 10-Q for the quarter ended September 30, 2010. Please include these disclosures, as applicable, in any amendment to this Form 10.

5. Throughout the registration statement you refer to the issuance of various securities as part of the restructuring transactions described in the registration statement, including warrants, rights and beneficial ownership units. Please provide us your analysis as to why you believe you do not need to register the issuance of these securities under the Securities Act of 1933. Please tell us if you believe there is an applicable exemption from registration.

6. We note that some of the terms and descriptions used in your disclosure may be unclear to investors. For example only, please revise to explain what you mean by the following terms:

    - Backstop;

    - Class III gaming compact; and

    - Sale-leaseback agreement.

    Please refer to Rule 421 of Regulation C.

Item 1. Business, page 3

Chapter 11 Reorganization, page 3

7. Please include an organizational chart that depicts the ownership of the company and includes the substantial creditors of the company upon completion of the reorganization or explain to us why such information would not be appropriate.

8. Refer to the first full paragraph on page 4. Please tell us the basis for management's belief that Nevada had one of the highest foreclosure and unemployment rates in the U.S.

9. Please identify the affiliates who joined STN in filing voluntary petitions under Chapter 11 of the Bankruptcy Code.

Restructuring Transactions, page 4

10. Please disclose the material terms of all the warrants to be issued, including provisions such as exercise price and term. For example, please disclose the multiple that will be used to determine the exercise price of the warrants to be issued

to the Mortgage Lenders and further describe the terms of the two classes and highlight the differences between the classes.

11. Please file the Asset Purchase Agreement dated June 7, 2010, the Propco Credit Agreement, the Opco Credit Agreement, the Restructured Land Loan and the warrants as exhibits to this registration statement.

12. We note that the Mortgage Lenders will receive your non-voting units and are also affiliates of Fertitta Gaming. Please identify the Mortgage Lenders.

13. Please describe the "other potential transactions" you refer to on page 5 and disclose who consists of the "certain holders" that have committed to backstop the rights offering.

14. Please describe in more detail the material conditions that must be satisfied prior to the effective date. For example, please briefly list the necessary documents and the regulatory approvals required.

Narrative Description of Business, page 6

Properties, page 7

15. We note the disclosure in footnote (4) that Station plans to reject the lease of the Wild Wild West Facility. Since you do not expect to acquire this facility, please explain to us why you believe it is appropriate to include information about the facility as part of the Acquired Casinos or revise to remove it from your disclosure.

Expansion Strategy, page 10

16. We note that you refer to Station in this section. Please clarify which of these potential expansion opportunities you plan to acquire after the Effective Date. To the extent that you do not intend to acquire any of these potential expansions, please explain why such detailed disclosure is appropriate or revise to remove it from your registration statement. For those expansion opportunities that you plan to acquire, please include the relevant material contracts that are in place as exhibits to the registration statement as required by Item 601 of Regulation S-K.

Intellectual Property, page 14

17. Please discuss the duration and effect of the service marks, trademarks, patents and copyrights that you intend to acquire. Refer to Item 101(c)(1)(iv) of Regulation S-K for guidance.

Item 1A. Risk Factors, page 21

18. We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

- "We are dependent upon the consummation of the Restructuring Transactions," page 21;

- "We may face potential successor liability for liabilities of Station not provided for in the Plan," page 22;

- "Factors affecting the economy may harm our operating results," page 23;

- "Certain construction risks may arise during the building of any new property," page 24;

- "We will be dependent upon Fertitta Gaming . . . ," page 25;

- "Union organization activity could significantly increase our labor costs," page 26;

- "Factors affecting tax laws could have an adverse effect on our business," page 27; and

- "We expect to have significant indebtedness . . . ," page 28.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a subheading and understand the risk as it specifically applies to you.

The bankruptcy filing has had a negative impact on Station's image . . . , page 21

19. Each risk factor should present a single, discrete risk. This risk factor discusses the risk of negative publicity resulting from the bankruptcy and the risk of substantial doubt as to Station's ability to continue as a going concern, which is a separate and distinct risk. Please revise to present each risk separately.

We have incurred operating losses in recent fiscal periods . . . , page 22

20. Please quantify the net losses experienced in the periods discussed in this risk factor.

We may face potential successor liability for liabilities of Station . . . , page 22

21. Please refer to the following statement: "Although we have no reason to believe that

will become subject to liabilities of Station that are not provided for in the plan . . . ." This is mitigating language. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise.

Recent instability in the financial markets may have an impact on our business . . . , page 23

22. Risk factors disclosure should be detailed enough so that investors can appreciate the potential magnitude of the risk presented. Here, you state that recent difficulties in the financial and real estate markets have had an adverse affect on Station's business. Please expand this disclosure to discuss in detail the significant adversity to Station's business that was caused by the recent turmoil and specifically highlight difficulties experienced by the properties you plan to acquire.

We will rely on key personnel . . . , page 26

23. Please identify your key employees in this risk factor.

Conditions in the financial system and the capital and credit markets . . . , page 29

24. As currently drafted, this risk factor appears generic because the risk affects companies across industries. Please revise to clarify in detail how this risk is specific to you or revise to remove the risk factor.

Our managers are likely to devote some of their time to other business . . . , page 31

25. We note your disclosure in this risk factor that managers are not required to devote their full time to your affairs. Elsewhere in this document, such as the Business section, please elaborate on this disclosure. For example, please clarify if any of your managers are currently involved in other businesses that are in direct competition with you.

Item 2. Financial Information, page 31

Station, page 38

Results of Operations, page 40

26. We note that for the most part, you indicate that the period-on-period changes presented in Station's results of operation were caused by the general financial turmoil. We further note, however, your disclosure on page 38, which states that

operating results are dependent upon volume of customers and prices charged for non-gaming amenities, as well as other factors. Please expand your period-on-period disclosure to more specifically describe the changes presented based on the operating measurements discussed in the "Overview."

27. Please clarify if there are other operating measures that management uses when evaluating the results of operations. For example, we note that Station's casinos have both slot machines and gaming tables. To the extent that management evaluates the revenues received from these products separately, please disclose as such and provide a breakdown of those revenues.

Off Balance Sheet Arrangements, page 53

28. We note your disclosure that as of December 31, 2009, Station had certain off-balance arrangements, including interest rate swaps, with a combined notional amount of $250 million. Please clarify if you will acquire these off-balance sheet arrangements as part of the restructuring. To the extent that you plan to acquire these arrangements, please expand your Quantitative and Qualitative Disclosures about Market Risk section on page 56 to discuss the market risk associated with these arrangements in greater detail. Refer to Item 305 of Regulation S-K for guidance.

Item 3. Properties, page 56

29. Please provide operating data for the portfolio of properties you intend to acquire. For example, disclose occupancy rates, average daily rates ("ADR") and revenue per available room ("RevPAR"). Refer to Item 15 of Form S-11 as a guide.

30. Please revise to disclose the date each property was built. If the properties have been redeveloped since the initial construction completion, disclose the redevelopment date.

31. We note your disclosure on page 57 that "Station also has acquired or is under contract to acquire . . . the land on which Wild Wild West is located." Please revise to clarify the status of this acquisition.

32. Please clarify if you plan to acquire the eight additional sites that Station currently owns or leases discussed on page 58.

Item 5. Managers and Executive Officers, page 59

33. Please include the specific dates and positions for all of your management's prior business experience. Refer to Item 401(e)(1) of Regulation S-K for guidance.

Item 6. Executive Compensation, page 61

34. Please disclose whether or not you plan to provide compensation to your executive officers and, if so, briefly outline those compensation plans.

Item 7. Certain Relationships and Related Transactions, and Manager Independence, page 62

35. Please identify all of the parties involved in the transactions disclosed in this section. For example, please identify the Mortgage Lenders and the lessor(s) for the Boulder Station and Texas Station leases. Please also clarify how these parties are related parties for purposes of Item 404 of Regulation S-K disclosure.

Manager Independence, page 62

36. We note that at least two members of the board of managers are expected to be independent. Please identify the two members that are currently independent or clarify that none of the members are independent.

Item 8. Legal Proceedings, page 63

37. Please clarify if there are any pending legal proceedings to which Station is a party that you will become subject to following the Effective Date. To the extent that any of these legal proceedings are material, please provide the information required by Item 103 of Regulation S-K.

Exhibits

38. We note that none of Station's lease agreements have been filed. Please tell us why none of the noted agreements are material to your operations. Please refer to Item 601(b)(10) of Regulation S-K.

39. Throughout the registration statement you refer to various agreements that will be entered into following consummation of the plan of reorganization, such as the Management Agreements, the Equityholders Agreement and the Operating Agreement. Please include these agreements as exhibits to the registration statement or tell us why you believe they are not required to be filed.

Notes to Condensed Consolidated Financial Statements, page A-4

Note 3. Investments in Joint Ventures, page A-9

40. To the extent that you are required to provide additional financial support to your equity method investees, please disclose the terms of these obligations. Please provide us with your proposed disclosure.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page C-5

Note 3. Pro Forma Adjustments, page C-7

41. Please provide more detail to support your assumptions regarding the estimated outstanding balance of the Propco Revolver on the Effective Date as described in adjustment (a)(i). Tell us how you determined that this adjustment is factually supportable.

42. We refer to adjustment (a)(v) in which you disclose that the $39.3 million repayment from Gun Lake will be used to pay down the Opco Term Loan ($19.3 million) and for the Opco Acquisition ($20 million). Please reconcile this to the disclosure on page 50 that states you used the entire $39.3 million to purchase DIP loans made by Past Enterprises.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Kenneth J. Baronsky, Esq.
    Deborah Ruosch, Esq.
    Milbank, Tweed, Hadley & McCloy LLP
    Via facsimile (213) 629-5063